Delisting Determination,The Nasdaq Stock Market, LLC,
November 16, 2012, Jacada Ltd. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the ordinary shares of Jacada Ltd.
(the Company), effective at the opening of the trading session on November 26, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(1)(C).
The Company was notified of the Staffs determination on October 9, 2012. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on October 18, 2012.